Exhibit 12

Calculation of Ratio of Earnings to Fixed Charges

Archer Daniels Midland Company

Expressed in Thousands

	Fiscal Years Ended					Six months ended 31-Dec 2012	Quarter ended 31-Mar 2013
	30-Jun
	2008	2009	2010	2011	2012
Earnings
Earnings Before Income Taxes	$2,594,399	$2,499,557	$2,585,099	$3,015,311	$1,764,898	$997,275	$374,879
Less: Equity in Earnings of Unconsolidated Affiliates, Net of Dividends	(284,316)	55,367	(326,232)	(396,755)	(243,121)	(200,833)	(78,585)
Less: Capitalized Interest Included in Interest Below	(52,110)	(94,532)	(75,060)	(7,211)	(20,869)	(11,548)	(6,624)
Less: Noncontrolling Interest	(6,103)	(3,751)	10,996	17,573	(18,387)	(2,184)	(1,006)

Total Earnings	2,251,870	2,456,641	2,194,803	2,628,918	1,482,521	782,710	288,664
Fixed Charges
Interest Expenses :
Consolidated Interest Expense	512,922	469,059	421,461	482,298	441,765	212,290	105,790
Capitalized Interest	52,110	94,532	75,060	7,211	20,869	11,548	6,624

Total Interest Expense	565,032	563,591	496,521	489,509	462,634	223,838	112,414
Amortization of Debt Discount(1)	3,250	3,832	3,805	4,282
One Third of Rental Expenses	67,106	72,289	80,682	83,764	69,648	35,295	9,063

Total Fixed Charges	635,388	639,712	581,008	577,555	532,282	259,133	121,477

Earnings Available for Fixed Charges	$2,887,258	$3,096,353	$2,775,811	$3,206,473	$2,014,803	$1,041,843	$410,141

Ratio of Earnings to Fixed Charges	4.54	4.84	4.78	5.55	3.79	4.02	3.38

(1)	Effective fiscal 2012, the Company reclassified amortization of debt discount to interest expense.